February 6, 2007

Via EDGAR and Overnight Courier:

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Building 2

Room 3724

Washington, DC 20549

Attn: Larry Spirgel

Mail Stop 3720

RE:	Catalina Marketing Corporation

Form 10-K for Fiscal Year Ended March 31, 2006

Form 10-Q for Fiscal quarter Ended September 30, 2006

File No. 1-11008

Dear Mr. Spirgel:

This letter sets forth the responses of Catalina Marketing Corporation (the “Company”) to the Staff’s comments conveyed in its comment letter, dated January 25, 2007, in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended March 31, 2006 and Form 10-Q for the fiscal quarter ended September 30, 2006. For your convenience, we have reproduced in its entirety each of the Staff’s comments in bold prior to our response.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Estimates, page 26

1.

It appears that the estimates and assumptions used to complete impairment testing of goodwill and long-lived assets as well as those used in accounting for taxes are material to your company. In future filings, revise to include sensitivity analysis and other quantitative information that would be useful to an investor. For each of your critical accounting estimates, you should address the questions that arise once the critical accounting estimate or assumption has been identified by analyzing and disclosing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. For additional guidance, refer to item 303 of Regulation S-K as well as section V of the Commission’s Interpretive Release on Management’s

February 6, 2007

Discussion and Analysis of Financial Condition and Results of Operations,” which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In your response, please include your draft revised disclosures.

Response:

The Company acknowledges the Staff’s comment regarding its Critical Accounting Estimates section of the MD&A, and respectfully submits that it believes that it has provided adequate disclosure in accordance with Item 303 of Regulation S-K with respect to the filing in issue. In regards to the “Impairment Testing of Goodwill”, the Company described various critical assumptions and estimates used for the analysis, the most significant of which was the discount rate used in the discounted cash flow model. Additionally, in the disclosure the Company stated that the “goodwill assigned to the operating segments of CMS, CHR and CMI is not highly sensitive to changes in assumptions due to the fact that the estimated fair value of the reporting units in these operating segments significantly exceeds the amount of goodwill attributed to the reporting units.” It was the Company’s belief that a sensitivity analysis was not warranted in this situation, because even a significant fluctuation in the discount rate would not have a material impact to the financial statements.

For “Impairment Testing of Long-Lived Assets”, the Company identified the key assumptions that it would use in such an analysis, including the future cash flows of the asset, the estimated remaining useful life of the asset, and the discount rate used in the discounted cash flow model. Additionally, the Company noted that “during fiscal year 2006, there were no long-lived asset groups for which we identified a triggering event requiring impairment testing.” Accordingly, it was the Company’s belief that there was no event for which the Company could reasonably have provided a sensitivity analysis or other specific information that would be indicative of a potential future impact to the Company’s financial results had management’s estimates and assumptions been incorrect.

In addition, the Company determined that assumptions used by management to determine the deferred tax valuations and tax contingencies in this filing did not lend themselves to a sensitivity analysis. For example, the Company’s estimate of its state sales tax contingencies was subject to determinations made by state taxing authorities. In respect of the Staff’s comment, the Company will provide the following revised disclosure in future filings (and adjust it as necessary upon the adoption of FIN 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109):

Income Tax Assets and Liabilities. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible,

February 6, 2007

we may be required to increase our valuation allowance against our deferred tax assets resulting in an increase in our effective tax rate and an adverse impact on operating results.

Despite our belief that our positions regarding tax contingencies are consistent with applicable tax laws, we believe that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance or some partial adjustment reached through negotiations or litigation. Significant judgment is required in evaluating our tax contingencies. Our contingencies are adjusted in light of changing facts and circumstances, such as the progress of our tax audits as well as evolving case law. Our income statement includes the impact of contingency provisions and changes to our contingencies that we consider appropriate. Unfavorable settlement of any particular issue may require use of our cash. Favorable resolution would be recognized in the income statement at the time of resolution. We have incorporated historical experience and the previously mentioned factors into the determination of each of these estimates.

While we believe that our judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect our future financial results.

Notwithstanding the above, the Company will continue to monitor all of its critical accounting estimates and, in future filings, to the extent material, provide additional information as to the historical accuracy of the Company’s estimates, the volatility of those estimates, and a sensitivity analysis that addresses potential changes in those estimates.

2.

The disclosures in Note 9 to the financial statements on page 49 indicate that you cannot currently predict the impact or resolution of your legal matters. It appears that the assumptions associated with this determination may be material to your company. Accordingly, in future filings include a discussion of the critical accounting estimates associated with these obligations, specifically, addressing the estimates and assumptions used in concluding that you cannot reasonably estimate the legal contingencies, providing sensitivity analysis and other quantitative information necessary to provide the reader an understanding of the potential impact if you were to record an obligation. In your response, please include your draft revised disclosures.

Response:

At the time of the filing of the annual report on Form 10-K for the fiscal year ended March 31, 2006, the Company was not involved in any reportable material legal matters for which the Company could reasonably estimate the financial impact or range of probable loss. The Company was unable to reasonably estimate the financial impact of the ongoing shareholder litigation until October 2006 when the Company entered into a memorandum of understanding to settle the class action lawsuit.

The Company further notes that it is not typically a defendant in legal matters resulting from its ongoing core business operations. As a result, the Company does not have a history of loss or other basis to reasonably estimate or predict the financial impact of certain material legal matters. To the

February 6, 2007

extent, however, that the Company is subject to potential legal contingencies that could be material, the Company will provide additional disclosure in the critical accounting estimates section of MD&A. As appropriate, the Company will include the following in its future critical accounting estimates disclosure:

The assessment of legal contingencies involves the use of critical estimates, assumptions and judgments, including our ability to reasonably estimate a range of probable loss. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on our consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. With respect to liabilities related to certain lawsuits and legal actions where we do not have a history of loss or where there is limited available data and uncertainty regarding numerous variables used to determine the potential liability, it may be difficult for us to estimate the potential liability or range of probable loss. While we believe that our judgments and interpretations regarding our legal contingencies are appropriate, significant differences in actual experience may materially affect our future financial results.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 12. Subsequent Events, page 15

3.

We refer to the memorandum of understanding to settle the pending shareholder class action lawsuit. We note that you recorded an insurance receivable of $8.5 million, which offsets the settlement liability. Please tell us your basis for determining that the receivable meets the criteria of a probable gain contingency in accordance with SFAS No. 5.

Response:

In October 2006, the Company entered into a memorandum of understanding (“MOU”) to settle the shareholder class action lawsuit with the plaintiffs. Under the terms of the MOU, the total amount of the settlement is $8.5 million. Prior to September 30, 2006 and execution of the MOU, the Company received commitments from its directors and officers insurance carriers to fund $8.2 million of the settlement and there was no dispute regarding coverage of the claim under the policy as to the amount of the settlement. The Company would not have entered into the MOU without the commitment from the insurers to fund the settlement. Based on these factors, the Company determined that receipt of the settlement funds from the insurers was probable and believed that it was appropriate to recognize the insurance recovery receivable at September 30, 2006. As further evidence of the collectibility of this receivable, in December, 2006, the insurance companies funded the $8.2 million to the escrow account that was established for purposes of funding the settlement. The difference between the recorded receivable of $8.5 million and the $8.2 million that was actually funded by the insurance carriers was deemed to be immaterial at September 30, 2006.

February 6, 2007

4.

We refer to all of the legal contingencies you disclosed in your Form 10-K for the fiscal year ended March 31, 2006. Revise your interim disclosures in future filings to include disclosure about all material contingencies, even if no changes have occurred since fiscal year-end.

Response:

The Company acknowledges the Staff’s comment and will provide the additional disclosures regarding all material contingencies in future quarterly filings.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding our responses, or if it would expedite your review in any way, please call the undersigned at (727) 579-5355.

Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.

Sincerely,

/s/ Justin A. Summer
Justin A. Summer
Senior Vice President, General Counsel
Catalina Marketing Corporation